FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                               29 March, 2007


                               File no. 0-17630


                              CRH - UN JI Project



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: CRH - UN JI Project




               CRH INVESTS EUR210m IN UKRAINE CEMENT PLANT
            FIRST EVER JOINT IMPLEMENTATION PROJECT REGISTERED BY UN


CRH plc, the international building materials group, announces that the United Nations Joint Implementation Supervisory Committee (JISC) has registered CRH's project to convert its cement plant at Kamenets-Podilsky in Western Ukraine from wet to dry process. The EUR210 million total investment will be a flagship project for CRH in Central and Eastern Europe.


This is the very first Joint Implementation Project to be registered (JI 0001). It is an important milestone in the abatement of CO2 emissions under the Kyoto Protocol and demonstrates the importance of emission reductions to CRH and the participating countries, Ireland and Ukraine.


Under the JI project, EUR140 million will be spent on replacing an existing 3 million tonne per annum wet process plant with a new state-of-the-art dry process cement plant. It will have the potential to reduce emissions of CO2 in Ukraine by up to 3 million tonnes by 2012 and is a significant part of CRH's corporate CO2 reduction plan. An additional EUR70 million will be invested to modernise the plant's existing cement milling capacity and infrastructure. The new plant will be the largest investment in the Ukrainian cement industry since independence in 1991 and marks growing inward investment in the Ukrainian economy.


CRH was assisted in the JI application process by a number of agencies notably; Global Carbon BV which developed the investment as a JI project; TUV SUD Group which validated the project; the Ukrainian Ministry of Environment and the Irish Environmental Protection Agency which issued Letters of Approval and the UN JISC which completed the registration process.


Commenting on this development, Liam O'Mahony, CRH Chief Executive, said "CRH has operated successfully in Ukraine since 1999 and is one of the largest cement producers in the country. This project is an important milestone in the abatement of emissions under the Kyoto Protocol and a clear sign of CRH's commitment to reducing specific CO2 emissions across its operations. It demonstrates CRH's commitment to meeting the needs of the Ukrainian economy in an environmentally friendly and operationally efficient manner".


Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony, Chief Executive

Myles Lee, Finance Director

Eimear O'Flynn, Head of Investor Relations

Maeve Carton, Group Controller


CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000
                               FAX +353.1.4041007

   E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                           Square, Dublin 2, Ireland


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  29 March, 2007



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director